Exhibit 21

List of Subsidiaries of the Registrant

Name	State of Incorporation

Acceris Communications Inc.	Florida
Acceris Communications Corp.	Delaware
Transpoint Holding Corporation	Delaware
Local Telecom Holdings LLC	Delaware
Acceris Local Communications Inc.	Delaware
Acceris Communications Technologies, Inc.	Delaware
I-Link Worldwide LLC	Utah
I-Link Systems Inc.	Utah
I-Link Communications Inc.	Utah
Mibridge Inc.	New Jersey
Vianet Technologies	Israel
Waters Edge Scanning Associates, Inc.	Utah
WebtoTel Inc.	Delaware
CPT-1 Holdings Inc.	Delaware
Solomon Datatransport, Inc.	Delaware